DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863
April 9, 2024

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: Cantor Select Portfolios Trust, File Nos. 333-262101; 811- 23774

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of the Cantor Select Portfolios Trust (the "Trust"), pursuant to: (i) the Securities Act of 1933 and Rule 485(a) thereunder; (ii) the Investment Company Act of 1940; and (iii) Regulation S-T, please find Post-Effective Amendment No. 10 to the Registration Statement of the Trust (the “Amendment”).

This Amendment is being filed for the purpose of registering two new series of the Trust: Cantor Fitzgerald High Income Fund and Cantor Fitzgerald Equity Opportunity Fund.

If you have any questions concerning this filing, please contact Tanya Boyle at 404-736-7863.

Sincerely,

/s/ DLA Piper LLP

DLA Piper LLP